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                            April 8, 2024

       Luca Benedetto
       Chief Financial Officer
       Cyber Apps World Inc.
       Via Tomaso Rodari 6
       6900 Lugano, Switzerland

                                                        Re: Cyber Apps World
Inc.
                                                            Form 10-K for
Fiscal Year Ended July 31, 2023
                                                            Amendment No. 1 to
Form 10-K for Fiscal Year Ended July 31, 2023
                                                            File No. 000-50693

       Dear Luca Benedetto:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended July 31, 2023

       General

   1. Please amend your filing to include audited financial statements and an audit report which is compliant with
Public Company Accounting Oversight Board (   PCAOB   ) standards for
                                                        the year ended July 31,
2023. As part of this, please note that the PCAOB also revoked the registration of your
prior auditor, Jack Shama, CPA. You can find a copy of the order on
                                                        the PCAOB   s website
at https://assets.pcaobus.org/pcaob-dev/docs/default-

source/enforcement/decisions/documents/105-2024-004-shama_66b468ec-4dd8-436e-

b1a1-056ec04c27fd.pdf?sfvrsn=818fa507_28. As this auditor is no longer registered with the PCAOB, you may not
include their audit reports or consents in your filings with the
                                                        Commission on or after
the date of deregistration. Given that Jack Shama, CPA, is not currently registered
with the PCAOB, you should have a firm that is currently registered with the PCAOB re-audit
the impacted year(s) that are required to be included in your filings with the
Commission.
 Luca Benedetto
Cyber Apps World Inc.
April 8, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameLuca Benedetto                          Sincerely,
Comapany NameCyber Apps World Inc.
                                                          Division of
Corporation Finance
April 8, 2024 Page 2                                      Office of Trade &
Services
FirstName LastName